Exhibit 99.1

Corporate Communications

Closing of $500 Million Notes of CNH Capital LLC

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) today announced that its wholly owned subsidiary, CNH Capital LLC, has completed its previously announced private offering of $500 million in aggregate principal amount of 3.250% notes due 2017, issued at par.

The net proceeds of this offering were approximately $ 495.8 million after payment of offering and other related expenses. CNH Capital LLC intends to use the net proceeds from the offering for working capital and other general corporate purposes, including, among other things, the purchase of receivables or other assets. The net proceeds may also be applied to repay CNH Capital LLC’s indebtedness as it becomes due.

The notes, which are senior unsecured obligations of CNH Capital LLC, will pay interest semi-annually on February 1 and August 1 of each year, beginning on February 1, 2014, and are guaranteed by CNH Capital America LLC and New Holland Credit Company, LLC, each a wholly owned subsidiary of CNH Capital LLC. The notes will mature on February 1, 2017.

October 8, 2013

The notes were offered and sold only to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and in offshore transactions in accordance with Regulation S under the Securities Act. The notes being offered will not be and have not been registered under the Securities Act or the securities laws of any other jurisdiction. The notes may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the notes; nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

CNH Industrial N.V. Corporate seat: Amsterdam, the Netherlands Chamber of Commerce n. 56532474	Principal executive offices: Cranes Farm Road, Basildon, Essex, SS14 3AD – United Kingdom VAT n. 154390707

For more information contact:

Richard Gadeselli

Tel: +39 011 007 3062

Maurizio Pignata

Tel: +39 011 007 2122

Anna Kasprowicz

Tel: +39 011 0086345

Fax: +39 011 0074411

Email: mediarelations@cnhind.com

www.cnhindustrial.com